GUINNESS EXPLORATION, INC.
844 Reddington Court
Coquitlam, British Columbia
Canada V4C 4P7
tel:  604.813.3045
fax: 604.488.0239
email: kellofornia@shaw.ca

February 5, 2007

BY COURIER

Mr. Jason Wynn
Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Wynn:

Subject:        Guinness Exploration, Inc.
                      Amendment No. 1 to Registration Statement on Form SB-2
                      Filed December 27, 2006
                      File No. 333-139683

This letter is in response to your comment letter dated January 22, 2007, regarding the registration statement on Form SB-2 filed by Guinness Exploration, Inc., and accompanies Amendment No. 1 to the filing.  We have reproduced below the comments in your letter and then direct your attention to how your comment was addressed and/or provide supplemental information.

We enclose four redlined and clean copies each of Amendment No. 1.

General
  Amend to include all necessary financial statements. For instance, please include interim financial statements since May 31, 2006. See Item 310(b) of Regulation S-B.

In response to your comment, we have added financial statements and an MD&A for the 6 month interim financial period ending November 30, 2006.

We trust the foregoing is satisfactory.

Yours truly,

GUINNESS EXPLORATION, INC.

/s/ Donald Kello

Donald Kello
President & CEO

Cc: Virgil Hlus. – Clark Wilson LLP